Exhibit No. 21

Subsidiaries of Armstrong World Industries, Inc.

December 31, 2025

The following is a list of subsidiaries of Armstrong World Industries, Inc., omitting certain subsidiaries, which, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

U.S. Subsidiaries	Jurisdiction of Incorporation
3form, LLC	Delaware
Architectural Components Group, Inc.	Delaware
Arktura LLC	Delaware
Armstrong Cork Finance LLC	Delaware
Armstrong Ventures, Inc.	Delaware
Armstrong World Industries (Delaware) LLC	Delaware
Armstrong World Industries Canada Ltd.	Canada
AWI Licensing Company	Delaware
Tectum, Inc.	Delaware
Turf Design, Inc.	Illinois